UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                  SEC File Number   000-24962
                                                  CUSIP Number      379399 10 8

(Check One)
//  Form 10-K/Form 10-KSB
//  Form 20-F
//  Form 11-K
/x/ Form 10-Q and Form 10-QSB
//  Form N-SAR 9 Form N-SAR

For period ended March 31, 2004

//  Transition Report on Form 10-K/Form 10-KSB
//  Transition Report on Form 20-F
//  Transition Report on Form 11-K
//  Transition Report on Form 10-Q/Form 10-QSB
//  Transition Report on Form N-SAR

For the transition period ended


            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    GlobalNet Corporation
Address of principal executive office:      18851 NE 29th Avenue, 7th Floor
City, State and Zip Code:                   Aventura, Florida 33180

                                     PART II
                             RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion
/X/ thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's management was unable to furnish all necessary supporting documentation to the registrant's auditors in sufficient time to permit the registrant's auditors to complete the review of the financial statements by the due date. The registrant expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     James G. Smith, Esq.
     Tarter Krinsky & Drogin, LLP
     (212) 481-8585

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                   // Yes /X/ No

KPMG, LLP, the former auditor of the registrant's wholly-owned subsidiary, GlobalNet, Inc., has not consented to the inclusion of their audit report for GlobalNet, Inc.'s 2002 financial statements in the registrant's Annual Report on Form 10-KSB filed with the SEC on April 19, 2004 (the "Annual Report"). GlobalNet Corporation's independent public accountants are undertaking to complete an audit of GlobalNet, Inc.'s 2002 financial statements, of which the audit is not yet complete. Accordingly, there is no independent public auditor's report covering GlobalNet, Inc.'s fiscal year 2002 financial statements set forth in the Annual Report. The registrant intends to file an amendment to the Annual Report to include audited consolidated 2002 financial statements, and will make such other additional or supplemental disclosure as it may deem necessary.

The registrant has been advised that the staff of the Securities and Exchange Commission has taken the position that the Annual Report is deficient because the 2002 Financial Statements are not accompanied by an auditor's report as required by Rule 210.2-02 of Regulation S-X. Pursuant to the position taken by the staff, the registrant is deemed not to be current in its periodic reporting obligations as required for reliance on the safe harbor under Rule 144.

For further information see "IMPORTANT NOTE" immediately preceding the Financial Statements at the end of the registrant's Annual Report on Form 10-KSB filed with the SEC on April 19, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   /X/ Yes // No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

On January 2, 2004, the registrant issued 300,000,000 shares of common stock, valued at $.059 per share based on the share price at the date the board approval of the contract, or $17,700,000, to consultants to help secure certain mobile satellite contracts. This charge was expensed during the first quarter of 2004.

GlobalNet Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2004                                   By: /s/ THOMAS G. SEIFERT
                                                         ---------------------
                                                     Thomas G. Seifert
                                                     Chief Financial Officer